Invest in ⚡HereYouGo⚡

Sharing economy for self-driving cars

Technology | Software | Automotive | Sharing Economy | B2C





HEREYOUGO.IO PALO ALTO CALIFORNIA

self-driving for everyone · self-driving for everyone · self-driving for everyone ·
here
you
go.

We just love transportation and it is obvious how much technology could improve this huge and important area in everyone's lives. We commute almost every day, we spend time in traffic, we're nervous when we cannot find a parking space and we hate to be fined. It could all be solved by technology.

Konstantin Maslennikov CEO @ ⚡HereYouGo⚡



ABOUT | UPDATES 0 | REVIEWS 13 | ASK A QUESTION 0

Why you may want to invest in us...

1. 💰 Silicon Valley startup, a portfolio company of the best ecosystem-investors of Cruise, Zoox, Tesla
2. 🚌 Seasoned in the mobility team with the previous exit. Built&sold TakeBus - interurban bus platform
3. 🏆 TOP 5 investments made by Draper University, by an independent review
4. 🚗 Creating a new category: sharing for self-driving cars
5. 💵 A huge market of mobility as a service
6. 🚕 We will bring more jobs for ex-drivers as car administrators
7. 🔥 Our business model accelerates the deployment of self-driving technology
8. ❤️ We build our company around customer emotions, we call that strategy - happy commuting.

Why investors ❤️ us

WE'VE RAISED $110,744 SINCE OUR FOUNDING



Transportation is one of the biggest industries nowadays. Cars and vehicles are used in many other industries as well. It influences such areas as: jobs, ecology, trade, and resources. As the non oil era is coming, humanity is moving towards electric and smart vehicles. But the economy of a ride i heavily dependant on the presence of a drivers behind the wheel. I assume that in 3-5 years the self driving tech would be widely spread in US and developed world. If so, so why we have to spend our money and keep buying cars, as they are not assets. more.like liabilities. HereYouGo makes the car work for you and turns

liability into asset.

With HereYouGo you get paid for others ride the car you've imvested to. And then you use your credits to ride for free. I believe in this beautiful shared transportation future.

As well im pretty confident in Konstantin, who is very dedicated to that future and will make it happen soon.

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Eduard Bolmosov CEO MESO



LEAD INVESTOR | INVESTING $2,000 THIS ROUND & $2,000 PREVIOUSLY

Smart, determined, focused

Steven Callander



He has already proved himself as an entrepreneur with his earlier stunt as a co-founder and CEO of TakeBus. He is associated himself with Draper University and received the seed funding from their investment arm for his new initiative HereYouGo. I am always admired about his ideas and persistence.

Ramesh Manian

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Our team

AND OUR MAJOR ACCOMPLISHMENTS



Konstantin Maslennikov

CEO

A graduate of Stanford ExecEd, Draper University & South Ural State University. The serial entrepreneur founded companies TakeBus and Projector Group. Engineering degree in Telecommunication.





Alex Winter

CTO

A graduate of South Ural State University, and has intense experience of technical team management over 20 people with TakeBus and Microsoft. Engineering degree in Computer Science.





Anastasia Bawari

PR Director

A graduate of South Ural State University and who has worked in AIESEC, Alcatel-Lucent, Electrolux, and Hult business school. M.Sc. Information Technology in Management. Part-time.



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In the news



Check out this awesome segment @blocktv did for Draper University Ventures top five investments!

We only have first 2 munutes of recording as HereYouGo on second place and was one of the last to mention you can only see the name in the line in this video...

July 31, 2020 @ youtu.be

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Downloads



WeFunder.pdf

Self-driving cars + happiness



Pic 1 - Self-driving cars already on the roads. Tesla cars have Autopilot function which shows how cars will work in the future.

Today there is a big focus on the development of self-driving cars (investments in Silicon Valley, development of technology among main automakers, an increase in the number of engineering teams and startups).



Pic 2 - Our team brainstorms in our co-working space at Hero City in San Mateo, CA.

Small motivated teams with access to capital and expertise in self- driving technologies are changing the future of the transport industry. Self-driving cars already on the roads you can literally see them on the streets.



Pic 3 - Two autonomous cars are learning how to drive on the streets of San Francisco.

Pic 3 - Two autonomous cars are learning how to drive on the streets of San Francisco.

A business built around traditional cars and around old business models in transport will go bankrupt. Sales of traditional cars are falling, the taxi business is decreasing, car rental is losing the market to new car-sharing services.


The potential market
$273 billions
78.6 million vehicles
4.2 million people**

Pic 4 - Our CEO Konstantin presents HereYouGo at Stanford University.

But the biggest challenge for AV startups - business models, they don't make money on self-driving technology.



Pic 5 - ZOOX (sold to Amazon for more than $1 Bln.) self-driving startup is a good example of a strategy in AV space that requires new business models.

Our business model will make it more affordable and easier to purchase and use self-driving and connected vehicles through sharing economy principles. Our business will be a strong impetus to the widespread penetration of autonomous driving technology.


We are building hereyougo for everyone to experience self-driving technology and happy commuting
no wasting time driving a car
no accidents on the roads
no car maintenance
no pollution
self-driving experience

Pic 6 - The most important thing in our strategy is customer experience, we believe that everyone wants to be happy while commuting.

Watch our CEO and subscribe to our YouTube channel about self-driving cars!

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Investor Q&A

— COLLAPSE ALL

What does your company do? ⌄

We are creating a sharing service for connected and self-driving cars. We partner with property owners offering them one of connected cars, like Tesla, in order to provide car rental service for their residents. This model allows us to buy expensive connected cars (and self-driving cars in the future) and share them.

Where will your company be in 5 years? ⌄

In five years, we hope (but not guarantee) to become the most interesting market in Autonomous Vehicles space is just forming - it is a sharing market for advanced technology cars. This market is between OEMs (car manufactories) and tech companies. No one interested in that market now, because it is extremely small - there are just several thousand self-driving cars on the roads now, but that market and fleets of those cars will define the future of mobility.

Why did you choose this idea? ⌄

We just love transportation and it is obvious how much technology could improve this huge and important area in everyone's lives. We commute almost every day, we spend time in traffic, we're nervous when we cannot find a parking space and we hate to be fined. It could all be solved by technology.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

Today there is a big focus on the development of self-driving cars (investments in Silicon Valley, development of technology among main automakers, an increase in the number of engineering teams and startups). Small motivated teams with access to capital and expertise in self-driving technology are changing the future of the transport industry. Self-driving cars already on the roads you can literally see them on the streets.

How far along are you? What's your biggest obstacle? ⌄

We on private Beta, we going to launch our mobile app and will buy our first fleet, this is now the biggest task.

Who competes with you? What do you understand that they don't? ⌄

Tesla plans to build a transportation network based on the shared fleet, we go one step further we going to share every vehicle in the fleet.

How will you make money? ⌄

We will charge a 30% commission of car rental payment. Now we will do it for connected cars, like Tesla, and in the future we will make it for self-driving vehicles.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

1. Fully developed self-driving technology may take 5 or even more years, but we don't need it, we can build our business right now with connected cars or cars with high level of automation.
2. Big corporations could change the way they make a business to a shared car ownership business model very fast.
3. The shared mobility concept will be affected by COVID-19 (the same time self-driving delivery and pilotless cars may be better for the current situation)

delivery and process care may be better for the current situation.